Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our financial statements for the period ended June 30, 2025, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation; and

●	changes in our strategy.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 24, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, or Foresight Automotive, Eye-Net Mobile Ltd., an Israeli corporation, or Eye-Net Mobile, and Foresight Changzhou Automotive Ltd., a Chinese Corporation, or Foresight Changzhou.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged in the development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “inline-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses, net:

U.S. dollars in thousands	Six months ended June 30,
	2025	2024
Payroll and related expenses	3,611	3,671
Subcontracted work and consulting	218	432
Rent and office maintenance	361	416
Travel expenses	97	83
Other, net	139	(77)
Total	4,426	4,525

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and conventions, and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2025	2024
Payroll and related expenses	359	308
Exhibitions, conventions and travel expenses	56	62
Consultants	194	194
Other	20	12
Total	629	576

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, service providers share-based compensation expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), director’s fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2025	2024
Payroll and related expenses	646	481
Share based payment to service providers	38	118
Professional services	278	295
Directors’ fees and insurance	86	116
Rent and office maintenance	130	134
Other	118	17
Total	1,296	1,161

Comparison of the six months ended June 30, 2025 to the six months ended June 30, 2024.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2025	2024
Revenues	240	224
Cost of revenues	(84)	(72)
Gross profit	156	152
Research and development expenses, net	(4,426)	(4,525)
Marketing and sales	(629)	(576)
General and administrative	(1,296)	(1,161)
Operating loss	(6,195)	(6,110)
Financial income, net	100	1,402
Net loss	(6,095)	(4,708)
Attributable to non-controlling interest	(70)	-
Attributable to equity holders	(6,025)	(4,708)

Revenues

Revenues for the six months ended June 30, 2025, were $240,000, compared to $224,000 for the six months ended June 30, 2024. The revenues were generated primarily through Foresight Automotive’s commercialization agreement with Elbit Systems Ltd. and through the successful completion of integration and live field testing by Eye-Net Mobile with Software République.

Research and development expenses, net

Research and development expenses, net for the six months ended June 30, 2025, were $4,426,000, a decrease of 2.2% compared to $4,525,000 for the six months ended June 30, 2024. The decrease is mainly attributable to a decrease in payroll and related expenses and to lower rent and office maintenance costs.

Marketing and sales

Marketing and sales expenses for the six months ended June 30, 2025, were $629,000, an increase of 9.2% compared to $576,000 for the six months ended June 30, 2024. The increase is mainly attributable to an increase in payroll and related expenses.

General and administrative

General and administrative expenses for the six months ended June 30, 2025, were $1,296,000, an increase of 11.6% compared to $1,161,000 for the six months ended June 30, 2024. The increase is mainly attributable to an increase in share-based compensation.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2025, amounted to $6,195,000, an increase of approximately $85,000, or 1.4% as compared to an operating loss of $6,110,000 for the six months ended June 30, 2024.

Financial income, net

Financial income, net primarily consists of interest received from bank deposits and bank fees, revaluations of marketable securities and exchange rate differences.

Financial income, net for the six months ended June 30, 2025, was $100,000, compared to financial income, net of $1,402,000 for the six months ended June 30, 2024. Financial income, net for the six months ended June 30, 2025, consisted of interest income in the amount of $93,000, a gain from the revaluation of marketable equity securities to their fair value in the amount of $50,000 and exchange rate differences in the amount of $85,000, offset by other factors in the amount of $128,000. Financial income, net for the six months ended June 30, 2024, consisted of a gain from the revaluation and sale of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,393,000, from interest income in the amount of $281,000, offset by exchange rate differences and other offsetting factors in the amount of $272,000.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2025, amounted to $6,095,000, an increase of approximately $1,387,000, or 29.5% compared to $4,708,000 for the six months ended June 30, 2024.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2025, we have funded our operations principally with approximately $124,087 thousand in the aggregate, from funding from Magna B.S.P Ltd., the issuance of our ordinary shares, no par value, or Ordinary Shares, or American Depositary Shares, the ratio of Ordinary Shares to which is 30:1, or the ADSs, and exercise of warrants and options. As of June 30, 2025, we had approximately $6,392 thousand in cash and cash equivalents and restricted cash.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2025	2024
Operating activities	(5,373)	(5,125)
Investing activities	(4)	1,815
Financing activities	4,482	(98)
Effect of exchange rate changes on cash and cash equivalents	105	(262)
Net decrease in cash, cash equivalents and restricted cash	(790)	(3,670)

Operating Activities

Net cash used in operating activities of $5,373,000 during the six months ended June 30, 2025, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, director’s fees, rent and other miscellaneous expenses.

Net cash used in operating activities of $5,125,000 during the six months ended June 30, 2024, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent expenses, director’s fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $4,000 during the six months ended June 30, 2025, resulted primarily from purchases of fixed assets of $4,000.

Net cash provided by investing activities of $1,815,000 during the six months ended June 30, 2024, was primarily provided by proceeds from sales of marketable securities of approximately $1,847,000, offset by purchases of fixed assets of $32,000.

Financing Activities

Net cash provided by financing activities of $4,482,000 during the six months ended June 30, 2025, was from issuance of ordinary shares and warrants, net of issuance expenses.

Net cash used in financing activities of $98,000 during the six months ended June 30, 2024, was provided by issuance expenses.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, ADSs and warrants, and the ordinary shares of Eye-Net Mobile. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of June 30, 2025, our cash and cash equivalents including restricted cash were approximately $6,392,000. As of the date of this report, we expect that our existing cash, cash equivalents and restricted cash will be sufficient to fund our current operations through the end of February 2026.

On March 7, 2025, the Company, with its wholly owned subsidiary, Eye-Net Mobile, entered into securities purchase agreements with institutional and private investors for an investment in Eye-Net Mobile, based on an Eye-Net Mobile pre-money valuation of $45 million. The gross proceeds of the investment were approximately $2.75 million, before deducting finders’ fees and other estimated offering expenses. Eye-Net Mobile granted the investors certain antidilution protections in the event of a down round effectuated within one year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, the Company agreed to issue warrants to purchase ADSs as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS, exercisable until the later of June 30, 2025, or 90 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on Nasdaq during the five trading days preceding the exercise date, but at a price no lower than $0.45; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 6,111,111 ADSs, and (ii) Series B Warrants to purchase ADSs at an exercise price per ADS equal to 125% of the most recent price of the ADSs on Nasdaq known at the closing of the transaction, or the Closing ADS Price, exercisable for a 24 month period following the closing, for a number of ADSs equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the Closing ADS Price.

The Series A Warrants and Series B Warrants were not listed for trade; however, the Company agreed to file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series B Warrants by April 15, 2025, or the Registration Statement. The investment was fully completed on March 16, 2025.

On June 14, 2024, we entered into the 2024 Sales Agreement with A.G.P., as sales agent, pursuant to which we were able to offer and sell through A.G.P. up to $1,130,000 of our ADSs. We paid A.G.P. 3.0% of the aggregate gross proceeds from the sale of ADSs pursuant to the 2024 Sales Agreement. We also agreed to reimburse the sales agent for certain specified expenses. On December 31, 2024, we filed a prospectus supplement to supplement and amend the prior prospectus dated June 14, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $7,000,000 through A.G.P. On February 21, 2025, we filed a prospectus supplement to supplement and amend the prior prospectus dated December 31, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $11,400,000 through A.G.P. As of August 15, 2025, we have sold 114,880,500 Ordinary Shares under the 2024 Sales Agreement, having aggregate gross proceeds of $2.822 million and aggregate net proceeds of $2.731 million.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

C.	Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D.	Critical Accounting Estimates.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

Risk Factors.

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition or future results.

We believe our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern.

We believe that our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern and could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our securities. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

If we are unable to comply with the Nasdaq continued listing requirements, our Ordinary Shares could be delisted from Nasdaq, which may have a material adverse effect on our liquidity, the ability of shareholders to sell their Ordinary Shares and our ability to obtain additional financing.

On March 24, 2025, we received a written notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(a)(2), as our closing bid price for our ADSs was below $1.00 per share for the last 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have been granted a 180-calendar day compliance period, or until September 22, 2025, to regain compliance with the minimum bid price requirement. During the compliance period, our ADSs will continue to be listed and traded on the Nasdaq Stock Market. To regain compliance, the closing bid price of our ADSs must meet or exceed $1.00 per ADS for at least 10 consecutive business days during the 180-calendar day compliance period.

If we are not in compliance by September 22, 2025, we may be afforded a second 180-calendar day compliance period. To qualify for this additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our ADSs will be subject to delisting.

We intend to monitor the closing bid price of our ADSs between now and September 22, 2025, and will consider available options to resolve our noncompliance with the minimum bid price requirement as may be necessary. There can be no assurance that we will be able to regain compliance with the minimum bid price requirement or that we will otherwise be in compliance with other Nasdaq listing criteria.